Exhibit 17

                            [NEWS RELEASE LETTERHEAD]

                                  FMC                   MOORCO
                   Immediate      Lisa Azzarello        James J. Nelson
                                  (312) 861-6921        (713) 993-0999


         FMC AND MOORCO ANNOUNCE DEFINITIVE MERGER AGREEMENT
         FOR $28 PER MOORCO SHARE

         CHICAGO and HOUSTON, June 12, 1995 -- FMC Corporation and

         Moorco International Inc. today announced that they have signed a definitive agreement and plan of merger under which MII Ac-

         quisition Corp., a wholly-owned subsidiary of FMC Corporation,

         will purchase all outstanding common shares of Moorco for $28 per share in cash.  The Boards of Directors of both companies have unanimously approved the agreement.



              In order to effect the transaction, FMC announced that it

         intends to amend its tender offer of May 5, 1995, to increase the offering price to $28 per share and will extend the expi-

         ration date of the tender offer to midnight, New York time, on

         Monday, June 26, 1995.  Consummation of the tender offer is subject to customary terms and conditions.



              "The more we found out about Moorco, the more we were im-

         pressed by its management, operations, opportunities and the synergies with our Petroleum Equipment operations," said Robert

         N. Burt, FMC Chairman and CEO.  "We look forward to building on

         Moorco's strong business base."







              Michael L. Tiner, Moorco's President and CEO, said, "This

         transaction is the result of a process to maximize shareholder value.  The acquisition of Moorco by FMC will complete the story of a successful leveraged buyout that began in 1984.  We are extremely pleased that Moorco's two operating subsidiaries,

         Smith Meter and Crosby Valve & Gage, will continue to have bright futures as part of FMC."



              FMC stated that as of the close of business on Thursday,

         June 1, 1995, approximately 48,789 shares of Moorco stock had been tendered pursuant to the offer and not withdrawn.  FMC owns 100 shares of Moorco stock.



              FMC Corporation is one of the world's leading producers of chemicals and machinery for industry, government and agricul-

         ture.  The Chicago-based company reported annual sales of $4 billion in 1994, with international sales to more than 100 countries accounting for 49 percent of total annual revenues.

         FMC employs 20,000 people at 97 manufacturing facilities and mines in 21 countries.  The company divides its businesses into five major segments:  Performance Chemicals, Industrial Chemi-

         cals, Machinery and Equipment, Defense Systems and Precious

         Metals.



              Moorco International Inc., headquartered in Houston,

         Texas, is a leading supplier of fluid measurement and pressure control products for the petroleum, industrial process and electric power generation industries.

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